EXHIBIT 99.1

Bank of Bermuda Announces Dividend Increase and
Expanded Share Buyback Programme

(Hamilton, Bermuda, 4 February 2003) Bank of Bermuda (NASDAQ:BBDA; BSX:BOB) today announced a 7.4% increase in its regular quarterly dividend for shareholders of record on 17 February 2003. The Bank also announced a 1.5 million increase in the authorised number of shares that may be purchased under its Share Buyback Programme.

The Bank previously has paid a quarterly cash dividend of $0.27 per share. An increased dividend of $0.29 per share will be payable on 28 February 2003 to shareholders of record on 17 February 2003. Chief Executive Officer, Mr. Henry B. Smith, commented, “We are pleased to be able to increase our cash dividend and directly reward our shareholders for our 2002 earnings growth. We also believe that our shareholders especially value dividends in this economic climate and appreciate Bank of Bermuda’s history of steadily increasing dividends as circumstances allow.”

With respect to the increase in the Share Buyback Programme, Mr. Edward H. Gomez, Chief Financial Officer, commented, “This is a widely used capital management tool and one that Bank of Bermuda has employed for some time. Our present repurchase programme has a ceiling of 2.5 million shares, of which approximately 2 million have been purchased to date. This action raises the authorised level from 2.5 million shares to 4 million shares. The programme enables us to mitigate the effects of new issue obligations and reduce our excess capital position, while still maintaining our conservative capital ratios.”

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Forward Looking Statements

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as “anticipate”, “expect”, “intend”, “believe”, “prospects”, “plan”, “goal”, “may”, or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda’s 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled “Forward Looking Statements”.

Bank of Bermuda
Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange (BOB) and Nasdaq (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

For more information please contact:
Anna Lowry
Bank of Bermuda
Telephone: (+441) 299 6157
Fax: (+441) 299 6559
E-mail: lowryal@bankofbermuda.com